Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Scorpio Tankers Inc.
Subject Company: Navig8 Product Tankers Inc.
Commission File No. of Scorpio Tankers Inc.: 001-34677
Date: June 15, 2017

Scorpio Tankers Announces Acquisition of Four LR1 Product Tankers from Navig8 Product Tankers Inc.
MONACO, June 15, 2017 (GLOBE NEWSWIRE) – Scorpio Tankers Inc. (NYSE:STNG) ("Scorpio Tankers," or the "Company") announced today that it has completed the acquisition of four LR1 tankers (the "LR1 Vessels") from Navig8 Product Tankers Inc ("NPTI"). On May 23, 2017, the Company announced that it had entered into an agreement to acquire the LR1 Vessels as part of the definitive agreements to merge with NPTI (the "Merger"). To acquire the LR1 Vessels the Company paid $42.2 million in cash consideration and assumed debt of $113.8 million.  The cash is expected to be used by NPTI for general corporate purposes, including working capital, and any remaining cash at the closing of the Merger will form part of the balance sheet of the combined company.
The closing of the Merger is subject to the completion of certain customary conditions, including without limitation, the approval of the Merger by holders of a majority of the outstanding shares of common stock of NPTI, the registration statement filed with U.S. Securities and Exchange Commission (the "SEC") by Scorpio Tankers to register its shares of common stock to be issued as consideration in the Merger becoming effective under the U.S. Securities Act of 1933, as amended, and the listing of such shares on the New York Stock Exchange. The Merger is expected to close in the third quarter of 2017.
About Scorpio Tankers Inc.
Scorpio Tankers is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers currently owns 82 product tankers (23 LR2, four LR1, 41 MR and 14 Handymax tankers) with an average age of 2.4 years and time or bareboat charters-in 19 product tankers (one LR2, nine MR and nine Handymax tankers). Scorpio Tankers has contracted for six newbuilding MR product tankers which are expected to be delivered throughout the remainder of 2017 and the first quarter of 2018. The Company has entered into a merger agreement with NPTI to acquire 23 product tankers (eight LR1 and 15 LR2 tankers).  Scorpio Tankers has also entered into an agreement to sell two MR product tankers, which is expected to close in June 2017.  Additional information about Scorpio Tankers is available at Scorpio Tankers' website www.scorpiotankers.com, which is not a part of this press release.

About Navig8 Product Tankers Inc.
NPTI is a Marshall Islands corporation formed for the purpose of acquiring and operating LR1 and LR2 tankers with fuel-efficient specifications and carrying capacities between 74,000 dwt and 113,000 dwt in the international product tanker market. Following the sale of 4 LR1 tankers to Scorpio Tankers, NPTI currently has a fleet of 23 eco-design product tankers (15 LR2 and 8 LR1 tankers). These vessels were financed through bank debt, sale leaseback transactions and cash on hand. All of NPTI's vessels are operated in pools managed by the Navig8 Group.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Scorpio Tankers desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in company records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the company's control, there can be no assurance that Scorpio Tankers will achieve or accomplish these expectations, beliefs or projections. The Company undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Scorpio Tankers to successfully complete the proposed merger on anticipated terms and timing, including obtaining required shareholder and regulatory approvals, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company's operations and other conditions to the completion of the acquisition, risks relating to the integration of NPTI's operations and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the merger, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires, and other factors. Please see Scorpio Tankers' filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.
IMPORTANT INFORMATION FOR INVESTORS
In connection with the proposed Merger of Scorpio Tankers and NPTI, Scorpio Tankers has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form F–4(File No. 333-218478) that constitutes a prospectus of Scorpio Tankers and includes a proxy statement of NPTI.  Scorpio Tankers also plans to file other relevant documents with the SEC regarding the proposed Merger. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Scorpio with the SEC at the SEC's website at www.sec.gov.
In addition, you will be able to obtain free copies of these documents by phone, e–mail or written request by contacting the investor relations department of Scorpio or Navig8 at the following:

Scorpio Tankers Inc.	Navig8 Product Tankers Inc.
9, Boulevard Charles III	2nd Floor, Kinnaird House
Monaco 98000	1 Pall Mall East, London
SW1Y 5AU

Attn: Investor Relations	Attn: Investor Relations

+377-9798-5716 investor.relations@scorpiotankers.com	+1 203 975 4788 info@navig8producttankers.com